                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD


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NOTICE OF CHANGES IN DIRECTOR'S INTERESTS
-----------------------------------------

NAME OF DIRECTOR:                                  Barry Waite

DATE OF NOTICE TO COMPANY:                         27/12/2001

DATE OF CHANGE OF INTEREST:                        27/12/2001

NAME OF REGISTERED HOLDER:                         Barry Waite

CIRCUMSTANCE GIVING RISE TO THE CHANGE:            Exercise of share options/convertibles


SHARES HELD IN THE NAME OF REGISTERED HOLDER

NO. OF SHARES OF THE CHANGE:                       752,000
% OF ISSUED SHARE CAPITAL:                         0.0543

AMOUNT OF CONSIDERATION PER SHARE EXCLUDING        376,000@$0.9300
BROKERAGE,GST,STAMP DUTIES,CLEARING FEE:           376,000@$0.9309

NO. OF SHARES HELD BEFORE CHANGE:                  1,135,040
% OF ISSUED SHARE CAPITAL:                         0.082

NO. OF SHARES HELD AFTER CHANGE:                   1,887,040
% OF ISSUED SHARE CAPITAL:                         0.136


     HOLDINGS OF DIRECTOR INCLUDING DIRECT AND DEEMED INTEREST

                                               DEEMED            DIRECT
NO. OF SHARES HELD BEFORE CHANGE:                   0           1,135,040
% OF ISSUED SHARE CAPITAL:                          0               0.082

NO. OF SHARES HELD AFTER CHANGE:                    0           1,887,040
% OF ISSUED SHARE CAPITAL:                          0               0.136

TOTAL SHARES:                                       0           1,887,040

Submitted by Nancy Tan See Sin, Joint Company Secretary on 27/12/2001 to the SGX